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                                                                   EXHIBIT 23.4

[LETTERHEAD OF EARTHSHELL CORPORATION]


January 16, 1998

George M. Savage
Executive Vice President
Cal Recovery, Inc.
725 C Alfred Nobel Drive
Hercules, CA 94547

Dear Mr. Savage:

As we recently discussed, EarthShell Container Corporation (the "Company") intends to complete an initial public offering of its common stock. In connection with the initial public offering, the Company has filed a Registration Statement with the Securities and Exchange Commission which references certain information contained in the studies you have performed and identifies the studies as the source of such information. Attached is the excerpt from the Registration Statement regarding the studies. Please consent to the Company's use of this information and its identification of the studies in the Registration Statement by executing and dating this letter in the space provided below.

Sincerely,


/s/ D. SCOTT HOUSTON
----------------------------
D. Scott Houston
Chief Financial Officer


Agreed and consented to this 23rd day of January, 1998 as modified.


/s/ G. M. SAVAGE
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Name and date of applicable studies:

Documented in the attached prior correspondence to EarthShell dated 12/19/97.

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According to research on the performance of various formulations of the
EARTHSHELL sandwich container commissioned by the Company and performed by Cal Recovery Inc., an international waste management consulting company, when crushed or broken, such EARTHSHELL sandwich containers were shown to be biodegradable in a composting environment and observed to physically dissolve in water. As a result, the Company believes that EARTHSHELL products substantially reduce the risk to wildlife when compared to polystyrene food service disposables and may help mitigate the litter concern created by their improper disposal.